March 15, 2011

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin W. Vaughn, Accounting Branch Chief

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-32305

Dear Mr. Vaughn:

We are submitting this letter in response to the written comments sent by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated March 4, 2011 (the “Comment Letter”) as a result of the 2 letters submitted before the SEC, on November 29, 2010 and February 28, 2011 (the “Response Letters”), by CorpBanca (the “Company”), with respect to the annual report Form 20-F for the fiscal year ended December 31, 2009 (No. 001-32305) (the “Form 20-F”) filed on June 30, 2010 by the Company.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F and the Response Letters.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in the Company’s responses are to page numbers in the Form 20-F.

Form 20-F
Models Based on the Analysis of Commercial Borrowers of CH$200 million or More, page57
1.
Based on your response to comment 4b in your letter dated February 28, 2011, it appears you calculated the estimate range of loss for loans classified in Categories C1-D2 based on the probability of default and the loss given default. Please revise future filings to clearly disclose how you estimate the range of loss and how you calculate the probability of default and the loss given default. Please provide us your proposed disclosure

We respectfully advise the Staff that in future fillings we will incorporate the following information as a complement to the disclosure provided on page 57 and 58 of the 20-F:

“The current SBIF model requires that all commercial loans of Ch$200 million or more be assigned to a risk category level, determined by considering the borrower’s following risk factors (i) industry or sector, (ii) owners or managers, (iii) financial situation, (iv) payment capacity and (v) payment behavior. Based on the aforementioned risk factors, the loans will be assigned to a risk category. If the borrower has no apparent credit risk, the loan will be classified as A1, A2 or A3. The loan will be classified as B if the borrower has low credit risk but no apparent deterioration of payment capacity. Finally, if the borrower’s loan repayment capacity has diminished, it will be classified as C1, C2, C3, C4, D1 or D2.

Risk Category A:

Risk category A1 includes commercial borrowers with well-known and highly qualified senior management, strong market reputation, high asset quality, strong payment capability, and low debt levels with excellent debt service coverage capability. In particular, this category is reserved solely for corporate borrowers with domestic debt ratings equal to or exceeding AA-; provided that if several debt ratings exist with respect to the same borrower, the lowest rating will be considered for risk categorization purposes.

Categories A2 and A3 include commercial borrowers with qualified senior management and fair market reputation, high asset quality and liquidity, robust capacity to make required payments and to service debt, as well as steady net profit margins. The only difference between Category A2 and A3 is that Category A3 borrowers have a minimum probability of financial deterioration.

Risk Category B:

This category includes borrowers with an acceptable credit capacity, average risk levels and acceptable quality and liquidity portfolio assets. Their payment capacity is subject to business and financial cycles, and their debt levels may be higher than average for their respective industry or sector.  These borrowers maintain open access to the financial system, but in certain cases may need to provide third party guarantees in order to obtain financing.

Risk Category C:

Our default portfolio includes debtors who show an impaired capacity. Their classification is related to collateral coverage, therefore the commercial pricing of which is adjusted by a percentage that differs depending on the type of collateral.

Provisions allocated for this type of portfolio are defined by the bank, and include the following risk categories:

Category	% Provision	% Collateral
C1	2%	97% or more
C2	10%	81% to 96%
C3	25%	71% to 80%
C4	40%	51% to 70%
D1	65%	21% to 50%
D2	90%	0% to 20%”

The allowances for loan losses for “Our default portfolio” reflected in our IFRS financial statements are not based on the SBIF criteria described above, but rather on the criteria described under “Operating and Financial Review and Prospects – Critical Accounting Policies and estimates – Allowance for loan losses”.

According to our IFRS model, the amount of impairment losses incurred on these loans is measured as the difference between their carrying amount and the present value of their expected future cash flows. Our allowances for loan losses do not differ significantly in the reported periods from those allowances required by the SBIF rules.”

To further clarify this point, we would like to bring to your attention our allowance methodology under U.S. GAAP prior to 2009, which was disclosed in Forms 20-F filed from 2004 to 2008. The allowances for loan losses were calculated according to specific guidelines issued by the SBIF. The allowances required under the guidelines set by the SBIF were consistent by grade with our historical loss experience and as a result there were no differences between SBIF and U.S. GAAP.

Under U.S. GAAP, the allowances for loan losses were determined for impaired and other loans in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”), for loans specifically reviewed for impairment and SFAS No. 5, “Accounting for Contingencies”, for those loans and loan pools evaluated on a collective basis for impairment.

Our methodology for determining allowance for loan losses used a variety of internal and external factors, including the results of our loan classification process, historical losses, economic and market data and other relevant factors, applied on a consistent basis, and updated to reflect current trends and information.  Accordingly, we determined our allowance for loan losses, for loans individually reviewed for impairment, in accordance with the provisions of SFAS No. 114.

The SBIF, would on occasions based on its review and judgment, require banks to record additional allowance for loan losses within their financial statements; however, if such additional allowances would have been recorded those would have been reversed pursuant to U.S. GAAP.  The SBIF did not require CorpBanca to record additional allowances; therefore, there were no differences between the allowances determined under SBIF and those under U.S. GAAP.

2.
Based on your disclosure on page 60-61, it appears that all commercial loans classified in category C1 or worse are considered impaired and individually evaluated for impairment. Please reconcile for us how your allowance methodology using estimated ranges of losses calculated using probability of default and loss given default is consistent with the impaired loan methodology disclosed on page F/34 which states that you measure impairment based on the difference between the loans carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

We respectfully advise the Staff that category C1 or lower implied that the borrower has diminished its capacity to repay its loans, and the loan is likely to be considered impaired as indicated in last paragraph on page 57. Once loans have been categorized as C1 or lower we individually evaluate them for impairment based on the allowance requirement under current SBIF regulations models. In addition, we have implemented our impaired loan methodology which complies with IFRS as discussed in Note 1n) Provision for loan losses on pages F-22 through F-24, measuring the amount of impairment as the difference between the loan carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. The difference between allowances for loan losses, under regulation required models, were deemed not significant as compared to the incurred loan loss approach under IFRS.

Models Based on Group Analysis, page 58
3.
For all commercial loans less than CH$200 million, all consumer loans and mortgage loans, you disclose that to determine the required allowance you perform a credit analysis to assign each group of loans a risk ranking between 1 and 10. On page 59, you provide a table of the required provisions for commercial loans for each risk ranking.

a)	Please tell us why you do not disclose the required provisions in the table on page 59 for all consumer loans and mortgage loans and/or disclose this information in future filings.

We respectfully advise the Staff that in future filings we will incorporate the following charts:

“Total Loans – Models based on Group Analysis

2008
	Total Loans MCh$	Provision for loan losses MCh$	Risk Index (%)
Commercial	312,502	10,670	3.4%
Leasing Commercial	38,979	1,162	3.0%
Factoring Commercial	54,333	213	0.4%
Consumer	505,841	36,033	7.1%
Leasing Consumer	274	3	1.19%
Mortgage	691,868	4,601	0.7%
Leasing Mortgage	366	1	0%

2009
	Total Loans MCh$	Provision for loan losses MCh$	Risk Index (%)
Commercial	340,628	15,560	4.6%
Leasing Commercial	37,065	885	2.4%
Factoring Commercial	53,548	286	0.5%
Consumer	427,528	33,691	7.9%
Leasing Consumer	523	6	1.2%
Mortgage	806,575	6,039	0.8%
Leasing Mortgage	160	-	0%

Consumer Loans - Models based on Group Analysis

Consumer loans 2008
	Total Loans MCh$	Provision for loan losses MCh$	Risk Index (%)
Credit cards	70,911	4,767	6.7%
Lines of credit	32,205	1,064	3.3%
Others Revolving	143	10	7.0%
Consumer loans	192,386	15,244	7.9%
Student loans	31,129	655	2.1%
Salary discount loan	143,301	5,968	4.2%
Renegotiation	25,163	6,286	25.0%
Others	10,603	2,039	19.2%

Consumer loans 2009
	Total Loans MCh$	Provision for loan losses MCh$	Risk Index (%)
Credit cards	55,356	3,562	6.4%
Lines of credit	26,437	359	1.4%
Others Revolving	91	5	5.5%
Consumer loans	177,090	13,033	7.4%
Student loans	26,340	546	2.1%
Salary discount loan	90,202	2,722	3.0%
Renegotiation	51,910	13,403	25.8%
Others	101	61	60.4%

b)	Please revise future filings to clearly explain in detail how you calculate the required provisions for commercial loans less than CH$200 million, all consumer loans and mortgage loans.

We respectfully advise the Staff that in future filings we will incorporate the following disclosure:

“CorpBanca computes provisions through a model based on group analysis for both commercial and retail banking loan portfolios.  For our commercial loan portfolios all customers with loan exposure lower than CH$200 MM of Corporate Banking, SME and Real Estate Banking, compute their loan loss provisions by applying a risk matrix, which classify debtors into eight risk ratings. The Bank calculates monthly allowances for credit losses and by considering the following inputs: Payment behavior of the debtor in CorpBanca, Debtor's payment behavior in the financial system and Guarantee coverage (loan to value).

Based on a historical analysis, the bank has modeled both the probability of default and the incurred losses by using as inputs the status of each customer in terms of internal payment behavior, external payment behavior and loan-to-value ratio. Different combinations of these three parameters allow us to allocate each borrower in a final-combined-rating for which the required provision has been calculated.

We have two different methodologies for our models based on group analysis for consumer loans and mortgage loans (Retail banking). For our loans, we determine clients’ risk profile, to the portfolio based on attributes of the debtors and their debts. The configuration of distinguishing groups is executed by using demographic variables, debt (internal and external), default and maturity for the consumer loans. In the case of model provisions for the mortgage loans portfolio, it is performed by using variables such as the amount of debt, payment behavior and the loan-to-value ratio.  Each credit operation, based on the characteristics that allow us to identify it, is associated with a specific risk matrix.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago - Chile.

Yours truly,

/s/ John Paul Fischer
John Paul Fischer
Head of Investor Relations.

Tel: 562-660 2141
john.fischer@corpbanca.cl

c.c.           Mr. Michael C. Volley

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com